OMV Aktiengesellschaft

OMV Investor News

December 14, 2007

OMV and NAFTA launch joint E&P activities in Slovakia

- **Cooperation in two exploration licences in Slovakia**
- **Important step for OMV in strengthening the E&P core region Central and Eastern Europe**

Today, OMV, Central Europe's leading oil and gas group, and the Slovakian oil and gas company NAFTA a.s. signed agreements aiming at a long-term partnership, with the goal to jointly explore the Slovak part of the Vienna basin, covering an exploration licence area of approximately 1,400 km². Work will commence in early 2008 with a seismic program. This E&P expansion is in line with OMV's growth strategy.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production, stated: "The entry into Slovakia is in line with our growth strategy and substantially strengthens our E&P core region Central and Eastern Europe. For OMV this is a logical step, as we have many years of experience and know-how in carrying out explorations in the Vienna basin, in which the Slovak licences are located. We consider the possibility of discoveries in these exploration areas as very high and are delighted to be strengthening our exploration portfolio."

Alexander Spies, Chairman of Board of Directors of NAFTA declared: "NAFTA, having a long experience in the exploration and production of hydrocarbons in Slovakia, is looking forward to a long-term project with OMV in the Pre Neogene zone of the Slovak part of the Vienna basin. With OMV, NAFTA has chosen a strong E&P partner with considerable experience and success in finding hydrocarbons in the Austrian part of the Vienna basin. By entering this long term partnership we expect to significantly increase our probability of success in finding hydrocarbons in the projected area."

OMV and NAFTA (each holding 50%) will be joint operators for the Slovak exploration licences, which are located in the Vienna basin's geologically complex calcareous alpine units, a third of which is in Slovakia. Work is planned to commence in January 2008. Initially, geological studies and seismic studies will be carried out; exploration wells are planned for the following two years.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 21 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 320,000 boe/d, and the Company's reserves at the end of 2006 were approximately 1.3 bn boe.

Background information:



CZECH REPUBLIC
VIENNA BASIN
Trencin
Block 1
AUSTRIA
SLOVAKIA
Block 2
Trnava
Nitra
VIENNA
BRATISLAVA
25
Kilometers

About NAFTA a.s.

NAFTA a.s. is an oil and gas company with headquarters in Slovakia. NAFTA's majority shareholder (56.2%) is Slovenský plynárenský priemysel a.s. (SPP), Bratislava. The company's core activities include underground storage of natural gas and exploration for and production of gas and oil in Slovakia. In 2006 the company produced approximately 713,000 boe of natural gas and 27,663 t of oil. (www.nafta.sk)

OMV Slovakia

OMV (Slovakia) Exploration GmbH, which was established in 2007 and is headquartered in Vienna, is a wholly owned subsidiary of OMV Austria Exploration & Production GmbH. OMV (Slovakia) Exploration GmbH holds interests in and is together with NAFTA the operator of two exploration licences, both of which are located in the Slovak part of the Vienna basin.

OMV E&P in Austria

OMV's exploration and production activities in Austria are concentrated in the Vienna basin in the Weinviertel region of Lower Austria and encompass an area of more than 5,000 km². The Group has 760 employees in the Austrian E&P business. With exploration expenditures and investments of approximately EUR 250 mn in 2007, OMV is the biggest investor and employer in the region. To date, more than 1,700 km² have been explored with 3D seismic technology. This program has included drilling more than 150 predominately successful wells since 1995, 10 of these wells (production wells and exploration wells) were drilled in the year 2006. A total of approximately 24,500 meters were drilled. From April 2007, the drilling activity was intensified through a third drill unit.

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OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

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December 17, 2007

Takreer, Neste Oil and OMV sign Heads of Terms for base oil plant in Abu Dhabi

Abu Dhabi Oil Refining Company, Takreer, Neste Oil of Finland and the Austrian oil and gas group OMV are proceeding with their plans to form a joint venture company and build a plant to produce sulfur free, Very High Viscosity Index (VHVI) Group III base oil in Ruwais (Abu Dhabi). The base oil will be used for blending top-tier lubricants. The joint venture company will be owned 60% by Takreer and 20% each by Neste Oil and OMV.

The parties signed the Heads of Terms agreement in Abu Dhabi which includes basic principles for the design, construction, and operation of the base oil facility and the commercial terms of the project.

The planned facility will be capable of producing 500,000 tons per year of VHVI base oils used for blending top-tier lubricants. Feedstock for the base oil facility will be provided from Takreer Hydrocracker unit at Ruwais refinery. Neste Oil will bring in technology and production know-how and will initially be responsible for marketing of the products. OMV will bring in know-how in base oil blending and marketing experience. The Front End Enginering Design (FEED) is planned to be assigned by the 2nd quarter 2008. The parties intend to make a final decision on the investment after the FEED phase.

Demand for high performance sulfur free base oils is increasing globally due to their ability to meet current and future performance requirements and more stringent environmental standards.

The project combines the strengths of all three parties in design, production and marketing high performance base oils.

Background information:

Takreer

Takreer is a refining company with an over all crude and condensate processing capacity of about 500,000 bbl/d. Takreer with its fundamental strength in oil refining is now working on expanding its activities in the downstream sector to identify and deploy products and process technologies that would provide a competitive edge. Takreer with a vision to become a leading diversified oil refining company is now interested in expanding its product portfolio by venturing into production of high quality base oils.

Neste Oil

Neste Oil with its head office in Espoo, Finland is a refining and marketing company focused on advanced, clean traffic fuels with a strategy that prioritizes growing its refining and premium quality bio diesel businesses. Neste Oil has a total refining capacity of approximately 250,000 bbl/d. Neste Oil is an industry leader in manufacturing and marketing of Very High Viscosity Index (VHVI) base oils under the Nexbase brand.

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

END

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